FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of September 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Results for the second quarter and six months ended 30 June 2004
Acambis concludes ACAM2000 Smallpox vaccine Phase 3 trials and moves towards submission of BLA
Acambis to announce second quarter results on 21 September 2004
Acambis announces details of analyst meeting, conference call and webcast at 9.30am today
Schedule 10, Notification of major interests in shares, dated 12 August 2004
Schedule 10, Notification of major interests in shares, dated 8 September 2004

EMBARGO: NOT FOR PUBLICATION OR BROADCAST BEFORE 7.00 AM BST ON 20 SEPTEMBER 2004

Results for the second quarter and six months ended 30 June 2004

Cambridge, UK and Cambridge, Massachusetts – 20 September 2004 – Acambis plc (“Acambis”, “the Company” or “the Group”) (LSE: ACM, NASDAQ: ACAM) announces its results for the second quarter and six months ended 30 June 2004.

Key points

>	ACAM2000 Phase III clinical trials concluded, moving towards submission of BLA (see separate news release):
•	Clarity provided on way forward
•	Lower estimated cost to complete development programme
>	US Government ACAM2000 contract:
•	155 million-dose order completed
•	Additional 54 million doses:
–	Deliveries under 27.5 million-dose order almost complete
–	CDC no longer expected to place order for balancing 26.5 million doses
•	In discussions on annual production runs for “warm-base” manufacturing
>	Contracts signed to supply further three governments with ACAM2000
>	First government contract signed for C-VIG
>	NIAID decision on tender for second MVA contract expected shortly
>	Regulatory application submitted for ChimeriVax-JE bridging trial
>	Revenue now expected to be reduced to £85-90m for full-year
>	Increase in full-year gross profit margin guidance
>	David Lawrence appointed Chief Financial Officer

	Three months ended 30 June		Six months ended 30 June
	2004	2003	2004	2003

Revenue	£32.5m	£40.5m	£51.3m	£82.3m
Profit before tax	£28.4m	£11.1m	£26.3m	£20.7m
Earnings per share	18.1p	9.5p	16.9p	18.3p
Earnings per ADR	$0.66	$0.31	$0.61	$0.60
Cash	£117.1m	£86.8m	£117.1m	£86.8m

Gordon Cameron, Chief Executive Officer of Acambis, commented:

“We have received important clarification on key aspects of our ACAM2000 smallpox vaccine programme, in terms of the clinical trial programme, the path towards applying for licensure and the US Government’s current and future requirements for the vaccine.

“Looking at the company as a whole and with the new management team now in place, we are in a strong position to maximise the value of our smallpox vaccine franchise in the short and medium term while building a broad-based, product-focused infectious disease business for longer term value creation.”

-ends-

A conference call for analysts will be held at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 20 October 2004 on telephone number UK: +44 (0) 20 7365 8427 and US: +1 617 801 6888. The pin code is 70777206. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available for 12 months until 20 September 2005.

Enquiries: Acambis plc
Gordon Cameron, Chief Executive Officer	David Lawrence, Chief Financial Officer
Today: +44 (0) 20 7831 3113	Lyndsay Wright, Director of Communications
Thereafter: +1 (617) 761 4200	Today: +44 (0) 20 7831 3113
Thereafter: +44 (0) 1223 275 300

Enquiries: Financial Dynamics
David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113

Chairman’s statement

Overview

The main development since the publication of the first quarter results is the decision announced today that the US Food and Drug Administration (“FDA”) has removed the clinical hold on our ACAM2000 investigational smallpox vaccine programme (see separate news release issued today). This followed our announcement in April that the trials were put on hold by the FDA, pending investigation of suspected cases of myocarditis.

The FDA concurred with our recommendation to close out the trials and to complete analysis of the ACAM2000 clinical trials at this point. This has provided clarity on the path forward for our ACAM2000 smallpox vaccine programme, and we are now proceeding towards the compilation and submission of a Biologics License Application (“BLA”) for ACAM2000, based upon the data obtained in all ACAM2000 trials conducted to date. We plan to submit the BLA in 2005. Following a reassessment of the remaining work required, we now expect costs to complete the contract to be lower.

During the first half of the year, we continued to deliver doses of investigational ACAM2000 to the US Centers for Disease Control and Prevention (“CDC”), under the 155 million-dose order and an additional order for 27.5 million doses. The CDC has informed us that, contrary to our previous expectation, it does not plan to order an additional 26.5 million doses. However, we are currently in discussions with the CDC concerning its desire for annual production of ACAM2000 from 2005 to fulfil the US Government’s objective of maintaining “warm-base” manufacturing and surge capacity.

I am pleased to report that we have recently agreed orders with three other governments for investigational ACAM2000 vaccine and our first order for C-VIG, the investigational vaccinia immune globulin (“VIG”) we sell on behalf of Cangene Corporation (“Cangene”).

As a result of these developments in our smallpox vaccine franchise, we now expect revenues in 2004 to be approximately £85-90m, which is lower than previous guidance. Approximately £15m of the reduction relates to revenue being deferred into 2005 as a result of timing on revenue recognition. This revised expectation remains subject to timing on incurring costs and booking revenue on the ACAM2000 and MVA programmes, on which we will provide an update at the time of our third-quarter results announcement in November 2004. Partially offsetting the impact of this revenue reduction, the cost savings from the ACAM2000 smallpox vaccine programme are expected to increase the gross profit margin percentage for 2004 from previous guidance of mid- to high-40s to mid- to high-50s.

Following our announcement in July, David Lawrence joined us at the end of August as Chief Financial Officer. David’s considerable industry knowledge and his strong management and financial skills, gained primarily at Chiron Vaccines and GlaxoSmithKline plc, will be a major asset to Acambis.

Smallpox vaccine franchise update

ACAM2000 clinical trials update

In April, our two Phase III trials comparing our investigational second-generation smallpox vaccine, ACAM2000, with the licensed first-generation smallpox vaccine, Dryvax®, were placed on hold by the FDA following the discovery of suspected cases of myocarditis in three subjects. Myocarditis is a condition involving inflammation of the heart muscle. We carried out an extensive review of safety data from both trials. The detailed safety data were then reviewed by the Data Safety Monitoring Board (“DSMB”) that oversees our smallpox vaccine trials and an independent expert Cardiology Advisory Panel.

We submitted the findings and recommendations from the safety reviews to the FDA, together with blinded efficacy data. We recommended that the trials be closed to further enrolment because the data collected so far should be sufficient to allow an assessment of ACAM2000’s safety and immunogenicity, and recruiting more subjects would be unlikely to reveal additional information of value to the further understanding of adverse events or immunogenicity.

The FDA has now notified us that the clinical hold for these trials has been removed and that it concurs with our recommendation to close out the trials and to complete analysis of the ACAM2000 clinical trials at this point. We, therefore, plan to proceed toward the compilation and submission of a BLA for ACAM2000 based upon the data obtained in all ACAM2000 trials conducted to date, including clinical data from more than 2,900 subjects already vaccinated in the Phase III trials. We plan to submit the BLA in 2005.

US Government contract

During the first half of the year, we have continued to deliver doses of ACAM2000 to the US CDC for its emergency-use Strategic National Stockpile. In the first quarter, we completed delivery of the 155 million doses required under the CDC contract. Since then, we have made further deliveries under a CDC order for a further 27.5 million doses of ACAM2000, and expect to deliver the small number of remaining doses under that order in the fourth quarter. This additional order was part of the 54 million doses originally included under a separate CDC contract but brought within the framework of the main CDC contract in May 2003. The CDC has informed us that it does not intend to order the balancing 26.5 million doses that we had previously expected.

However, as part of the US’s emergency planning measures, the CDC continues to support the concept of “warm-base” manufacturing to sustain a state of readiness sufficient to enable an escalation of smallpox vaccine production. This is best achieved through conducting annual manufacturing runs to test our systems and equipment. We currently anticipate revenues from warm-base manufacturing would commence in 2005 and anticipate that the doses produced from this process would contribute towards any requirement to replace any vaccine doses that fall below required potency levels in the future.

Other government contracts

We have been awarded contracts to supply investigational ACAM2000 to three further governments, including two European governments, in the year to date. We expect to fulfil these contracts, which are worth approximately £6m in revenue to Acambis, before the end of this year. In conjunction with our marketing and distribution partner, Baxter Healthcare Corporation (“Baxter”), we continue to pursue a number of expressions of interest from other governments.

We have also received our first government order for Cangene’s investigational C-VIG and are in discussions with a number of other governments. As a treatment for adverse reactions to smallpox vaccination, VIG is recommended for any government stockpiling smallpox vaccines. We act as Cangene’s agent outside North America and Israel, and work in partnership with Baxter to market C-VIG to governments. Cangene recently submitted a BLA to the US FDA to seek licensure of C-VIG.

Modified Vaccinia Ankara (“MVA”)

In addition to acquiring a stockpile of ACAM2000, the US Government has indicated its intention to procure a stockpile of a weakened smallpox vaccine, MVA, for the proportion of its population whose compromised immune systems make them otherwise unable to receive a smallpox vaccine such as ACAM2000. This procurement is part of the $5.6bn Project Bioshield, which was signed into law in July.

We expect the US National Institute of Allergy and Infectious Diseases (“NIAID”) to make a decision shortly on our tender for a second MVA contract. This tender relates to manufacture three million doses of MVA for the US Government, clinical testing to meet the requirements of the “Animal Efficacy Rule” and further clinical trials, and represents the second of three stages in the expected MVA procurement process. It follows a $9.2m (c.£5.1m) contract awarded to Acambis in February 2003 for the development of the MVA vaccine candidate, manufacture of clinical trial material and a Phase I clinical trial.

Work is ongoing under the first contract, including clinical testing of our MVA vaccine. For this project, we have again partnered with Baxter, whose considerable manufacturing expertise and capacity represent a significant strength for our partnership.

We are aware that there has recently been some commentary on the intellectual property position relating to MVA. To ascertain an accurate picture of this area, we have consulted with external patent counsel and concluded that there are neither any patents nor any patent applications of which we are aware that would affect our freedom to research, develop, manufacture and sell the MVA vaccine candidate proposed by Acambis. We have submitted our conclusions to the NIAID as part of our tender for the second contract.

Travel vaccine franchise update

Berna Products Corporation (“BPC”) continues to perform to expectations, with sales volume well ahead of the equivalent six-month period in 2003. We are continuing to explore opportunities to acquire, in-license or co-market products that are already licensed or in late-stage development, particularly ones that can utilise BPC’s existing infrastructure and expertise.

Research and Development (“R&D”) update

Following on from our announcement of initial data from the Phase I trial of our ChimeriVax-West Nile vaccine candidate, we are continuing to progress the placebo-controlled trial, results from which are expected to be available in the first half of 2005. In addition to the initial cohort of 20 subjects already reported on earlier this year, we have completed vaccination of another two cohorts, totalling a further 60 subjects. No vaccine-related serious adverse events were reported among the 60 subjects for the 28 days following vaccination.

We have scaled-up manufacture of ChimeriVax-JE at our Canton manufacturing facility and are now preparing the consistency lots for Phase III clinical trials. We have also submitted a regulatory application for the vaccine made in Canton at final scale, and will initiate a bridging trial in the fourth quarter of 2004. Discussions are ongoing with regulatory authorities on the content of the data package required for licensure. Following these discussions and the conclusion of the bridging trial, we plan to start Phase III trials in 2005. We are also collaborating with the World Health Organization regarding development of ChimeriVax-JE in countries where JE is endemic.

A Phase I trial of our ChimeriVax-Dengue tetravalent vaccine candidate is also ongoing.

Since calling a temporary halt in November 2002 to the clinical development of our C. difficile vaccine candidate, we have made a number of changes to the benefit of the project going forward. In particular, the work we have undertaken on process development and manufacturing, which has been brought in-house, has established a much more robust manufacturing process that is producing higher yields and product of higher quality than previously. Following completion of in-house production of our vaccine candidate, we plan to return to clinical development in early 2005 with the initiation of a Phase I clinical trial.

Manufacturing

In May, we announced details of an agreement with Baxter on terms for termination of the Canton manufacturing agreement and, in the same month, received an initial payment of $9m from the total $19m compensation payable by Baxter to Acambis. The second and third payments of $5m each will be payable in January 2005 and January 2006 respectively. Having reviewed our expected use for the assets relating to that part of the facility, we recorded a £1.9m ($3.5m) non-cash impairment charge in the second quarter (see “Trading results” below), which relates to certain of the fixed assets for which we no longer have a use. We are continuing to review the opportunities available for utilisation of the freed-up capacity at Canton.

Board of Directors

On 9 July, we announced the appointment of David Lawrence to the Board of Directors as Chief Financial Officer and he joined us towards the end of August. He is based at our Cambridge, UK offices. David was previously Vice President of Finance for Chiron Vaccines, the vaccine division of Chiron Corporation (“Chiron”), which he joined in February 2002. In that role, he was responsible for all aspects of finance and accounting at Chiron Vaccines, and also for strategic planning, business development, mergers and acquisitions. In particular, he played a lead role in Chiron’s acquisition of the UK vaccine company, PowderJect Pharmaceuticals plc, and the subsequent disposal of various non-core assets and businesses. Prior to Chiron Vaccines, the majority of David’s career was spent with GlaxoSmithKline plc (“GSK”) and its predecessor companies.

Financial review

The financial results for the three months (“Q2”) and six months (“H1”) ended 30 June 2004 are presented below. The narrative reflects a comparison of our activities in 2004 and 2003, and, unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2003.

As a result of the decision to end the two Phase III clinical trials for ACAM2000 and prepare for a BLA, we have reviewed the cost base under the CDC’s 155 million-dose ACAM2000 contract. As a result, certain of the costs that we had assumed for completion of the two trials will no longer be incurred. This has had the effect of reducing the costs to complete the contract. We still expect to incur costs on the contract into 2005, up to submission of the BLA and during the period of its review. Revenue will, therefore, continue to be recognised during this period, which we currently anticipate will conclude around the end of 2005.

Trading results

Revenue for Q2 was £32.5m (2003 - £40.5m) and for H1 was £51.3m (2003 - £82.3m). The decrease principally relates to the lower level of activity on the 155 million-dose ACAM2000 contract with the CDC in 2004 as compared to 2003. During Q2 and H1, we also recorded additional income from the CDC and other foreign governments for sales of smallpox vaccine, and revenue from: sales of Vivotif®; the NIAID in respect of the MVA contract; and Aventis Pasteur for our ChimeriVax-Dengue vaccine programme.

Cost of sales in Q2 and H1, representing costs in relation to all of the above revenue excluding the ChimeriVax-Dengue programme, amounted to £4.6m and £16.9m respectively (2003 - £24.8m and £49.7m respectively), the decrease being attributable in the most part to the lower level of activity on the 155 million-dose ACAM2000 contract with the CDC. During Q2 and H1, certain of the costs relating to the manufacturing facility were expensed to R&D costs as a result of utilisation of the facility for ChimeriVax-JE and ChimeriVax-West Nile.

Our gross profit margin in Q2 increased significantly to 85.8% (2003 – 38.8%) and in H1 to 67.1% (2003 – 39.6%). This increase principally reflects the reassessment of costs under the 155 million-dose ACAM2000 contract and certain manufacturing costs being expensed to R&D. As a result of this and current expectations on timing of delivery of further doses of ACAM2000 vaccine to the CDC, we now expect the gross profit margin percentage to be in the region of mid- to high-50s for the full year.

Expenditure on R&D in Q2 was £7.3m (2003 - £3.8m) and in H1 was £13.8m (2003 - £10.1m). The expenditure in Q2 is higher in 2004 as a result of process development and manufacturing work carried out at Canton to support R&D projects, principally ChimeriVax-JE and ChimeriVax-West Nile.

Sales and marketing costs increased to £0.5m (2003 - £0.1m) for Q2 and £1.2m (2003 - £0.2m) for H1. The increased costs represent the internal sales and marketing infrastructure, established during 2003, and the costs associated with the BPC business acquired in August 2003. Administrative costs, including amortisation of goodwill, increased marginally in Q2 to £1.1m (2003 - £1.0m), and H1 also increased to £2.4m (2003 - £1.9m).

In Q2, the Group recorded two exceptional items relating to the Canton manufacturing facility. Firstly, in May, we announced that we had reached a c.£10.6m ($19.0m) settlement with Baxter in respect of the termination of the Canton manufacturing agreement. £10.2m of this income has been recorded in the quarter (2003 - £nil), and the balance of around £0.3m will be recorded within interest receivable and similar income during the remainder of 2004 and 2005 to reflect the staged-payment nature of the agreement. The first c.£5m ($9m) due under this agreement was received in Q2 and two further instalments of c.£2.8m ($5m) each will be payable in January 2005 and January 2006. Secondly, as a result of this agreement with Baxter, in Q2 we have also recorded a non-cash impairment charge (net of any sale proceeds) of £1.9m ($3.5m), which relates to certain of the fixed assets in the facility for which, as a result of our agreement with Baxter, we no longer have a use. The net income recorded in Q2 by these two transactions was £8.3m (2003 - £nil).

Also in H1, the Group recorded a third exceptional item of £0.7m (2003 – £nil) associated with the restructuring of the research operations and the closure of the UK research department, announced earlier this year.

Interest receivable increased significantly in Q2 to £1.3m (2003 - £0.4m) and to £2.1m for H1 (2003 - £0.7m) as a result of higher average levels of cash held throughout the period. Interest payable was £0.2m for Q2 (2003 - £0.3m) and £0.4m for H1 (2003 - £0.5m). During H1, an exchange gain of £0.1m was recorded (2003 – Q2 £0.2m and H1 £0.1m) as a result of the revaluation of the amounts outstanding under our US dollar-denominated overdraft facility for our ARILVAXTM programme.

The pre-tax profit for Q2 and H1 was £28.4m and £26.3m, respectively (2003 - £11.1m and £20.7m respectively). The improvement over 2003 resulted from a higher gross profit margin from our ACAM2000 smallpox vaccine programme (as explained above) and from recording net income of £8.3m from the exceptional items relating to Baxter and the Canton manufacturing facility.

During Q2, the Group recorded a tax charge of £9.3m (2003 - £1.2m). The increased tax charge and increased effective tax rate of around 32.5% in H1 (2003 – 10.8%) is attributable to higher profit levels in 2004 and as a result of the majority of the Group’s historic tax losses having been utilised during 2003.

Capital expenditure and financial investment

Capital expenditure for Q2 was £0.5m (2003 - £2.2m) and for H1 was £1.3m (2003 – £3.4m). Expenditure in 2004 mostly relates to the restructure of office and laboratory space at our Cambridge, Massachusetts facility, work that commenced during 2003. In 2003, we incurred some costs from final works on the reactivation of the Canton manufacturing plant.

In Q2, the Group sold its shareholding in Medivir AB for £0.7m. No gain or loss was recorded on the sale.

Balance sheet highlights

i)	Cash/debtors

Cash and short-term investments of the Group at 30 June 2004 amounted to £117.1m (31 December 2003 - £125.2m). The decrease in cash in the first six months of 2004 resulted primarily from the ongoing operational expenditures of the Group. Cash from deliveries of additional smallpox vaccine to the CDC in H1 was not received until after 30 June 2004; consequently, debtors (receivable within one year) increased to £21.5m at 30 June 2004 (31 December 2003 - £12.3m).

ii)	Stock/creditors: amounts falling due within one year

Stock held at 30 June 2004 amounted to £11.7m (31 December 2003 - £18.2m). This balance principally represented work-in-progress and finished ACAM2000 smallpox vaccine product.

Creditors: amounts falling due within one year amounted to £73.2m (31 December 2003 - £96.9m). A large proportion of this balance relates to accruals and deferred income arising under the 155 million-dose ACAM2000 contract with the CDC. Our adopted method for recognising revenue under this contract, the percentage of cost-to-completion method, continues to give rise to a significant deferred income balance, representing the difference between invoices submitted and amounts recognised as revenue. At 30 June 2004, deferred income relating to this contract was £31.9m (31 December 2003 - £49.5m). We expect the creditors balance will reduce during the remainder of 2004 as a result of concluding the two Phase III ACAM2000 clinical trials and working towards BLA submission for the product in 2005.

iii)	Lease financing and overdraft facilities

During Q2 2004, in accordance with the terms of the facility, we made the first repayment of capital and interest under the US dollar-denominated lease-financing facility secured via Baxter in December 2001 for the reactivation of our manufacturing plant. The balance on the facility at 30 June 2004 was £11.6m (31 December 2003 - £12.6m). The balance on the ARILVAXTM overdraft facility at 30 June 2004 was £3.8m (31 December 2003 - £3.9m).

Outlook

After several months of detailed analysis and discussion with various independent bodies, we are pleased to have reached resolution on the ACAM2000 clinical trials and clarity on the path forward for our ACAM2000 smallpox vaccine programme. The data we have assembled to date will now form the basis of our BLA to be submitted in 2005. This path forward should save us both time and money in reaching the ultimate goal of obtaining a licence for our ACAM2000 investigational vaccine.

We are seeing positive synergies from our smallpox vaccine franchise approach of selling Cangene’s C-VIG alongside our ACAM2000, with government orders being received for both products. We look forward to hearing from the NIAID on our tender for a second MVA contract. We believe that the Acambis-Baxter partnership is well placed to compete in this area as we combine considerable manufacturing capability with technical expertise and essential systems in the US regulatory environment, clinical testing and US government contracting.

As we have recently seen with the CDC’s decision on additional orders of ACAM2000, revenues from government contracts, such as ACAM2000 and MVA, are inherently difficult to predict since they tend to be binary in nature. Our long-term future success depends more upon the development of transparent, predictable revenue streams than on the kind of contract revenues that have predominated recently. We are focusing our internal resources to drive our R&D projects as fast as possible, including plans to move ChimeriVax-JE into Phase III in 2005. We are also looking to use three key assets – our financial strength, our manufacturing capability and our sales, marketing and distribution infrastructure – to obtain additional revenue-generating products or late-stage development programmes.

Looking at the company as a whole and with the new management team now in place, we are in a strong position to maximise the value of our smallpox vaccine franchise in the short and medium term while building a broad-based, product-focused infectious disease business for longer term value creation.

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 19 September 2004.

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational second-generation smallpox vaccine and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Results for the three and six months ended 30 June 2004

Group profit and loss account

	Three months ended 30 June 2004 (unaudited) £m		Three months ended 30 June 2003 (unaudited and restated*) £m		Six months ended 30 June 2004 (unaudited) £m		Six months ended 30 June 2003 (unaudited and restated*) £m		Year ended 31 Dec 2003 (audited and restated*) £m

Turnover	32.5		40.5		51.3		82.3		169.1
Cost of sales	(4.6)		(24.8)		(16.9)		(49.7)		(98.4)

Gross profit	27.9		15.7		34.4		32.6		70.7
Research and development costs	(7.3)		(3.8)		(13.8)		(10.1)		(19.9)
Sales and marketing costs	(0.5)		(0.1)		(1.2)		(0.2)		(1.3)
Administrative costs (including amortisation of goodwill)	(1.1)		(1.0)		(2.4)		(1.9)		(4.5)
Exceptional administrative item: Canton plant impairment (note 4)	(1.9)		—		(1.9)		—		—
Exceptional administrative item: Restructuring costs (note 5)	—		—		(0.7)		—		—
Exceptional administrative item: Settlement of BTG agreement	—		—		—		—		(7.4)
Exceptional other operating income: Settlement of Canton agreement (note 3)	10.2		—		10.2		—		—

Group operating profit	27.3		10.8		24.6		20.4		37.6
Interest receivable and similar income	1.3		0.4		2.1		0.7		2.1
Amounts (provided)/released against fixed asset investments	—		—		(0.1)		—		0.5
Interest payable and similar charges	(0.2)		(0.3)		(0.4)		(0.5)		(1.0)
Exchange gain on foreign currency borrowings	—		0.2		0.1		0.1		0.4

Profit on ordinary activities before taxation	28.4		11.1		26.3		20.7		39.6

Taxation	(9.3)		(1.2)		(8.5)		(2.1)		(3.9)

Profit on ordinary activities after taxation (being retained profit for the period)	19.1		9.9		17.8		18.6		35.7

Earnings per ordinary share (basic, note 6)	18.1	p	9.5	p	16.9	p	18.3	p	34.7	p

Earnings per ADR (basic, note 7)	$0.66		$0.31		0.61		$0.60		1.24

Earnings per ordinary share (diluted, notes 6 and 8)	17.9	p	9.2	p	16.7	p	17.8	p	34.2	p

* See note 2

Group statement of total recognised gains and losses

	Three months ended 30 June 2004 (unaudited) £m		Three months ended 30 June 2003 (unaudited and restated*) £m		Six months ended 30 June 2004 (unaudited) £m		Six months ended 30 June 2003 (unaudited and restated*) £m		Year ended 31 Dec 2003 (audited and restated*) £m

Profit for the period	19.1		9.9		17.8		18.6		35.7
Gain/(loss) on foreign currency translation	0.4		(2.3)		0.1		(0.5)		(3.8)

Total recognised gains and losses relating to the period and recognised since the last Annual Report	19.5		7.6		17.9		18.1		31.9

* See note 2

Group balance sheet as at 30 June 2004

	Six months ended 30 June 2004 (unaudited) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Fixed assets
Intangible assets	17.4	18.4
Tangible assets	18.6	21.0
Investments	—	0.8

	36.0	40.2

Current assets
Stock	11.7	18.2
Debtors: amounts receivable within one year	21.5	12.3
Debtors: amounts receivable after one year	2.6	0.1
Short-term investments	75.9	62.0
Cash at bank and in hand	41.2	63.2

	152.9	155.8

Creditors: amounts falling due within one year	(73.2)	(96.9)

Net current assets	79.7	58.9

Total assets less current liabilities	115.7	99.1

Creditors: amounts falling due after one year	(10.2)	(12.3)

Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	0.9	0.9
- share of liabilities	(1.2)	(1.2)

	(0.3)	(0.3)

Net assets	105.2	86.5

Capital and reserves
Called-up share capital	10.6	10.6
Share premium account	96.6	96.0
Profit and loss account	(2.0)	(20.1)

Shareholders’ funds – all equity	105.2	86.5

* See note 2

Reconciliation of movements in Group shareholders’ funds – all equity

	Six months ended 30 June 2004 (unaudited) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Retained profit for the period	17.8	35.7
Gain/(loss) on foreign currency exchange	0.1	(3.8)
Credit in respect of employee share schemes (note 2)	0.2	0.2
New share capital subscribed	0.6	8.9

Net increase in shareholders’ funds	18.7	41.0
Opening shareholders’ funds (31 December 2003: originally £86.9m before prior year adjustment of £0.4m)	86.5	45.5

Closing shareholders’ funds – all equity	105.2	86.5

* See note 2

Group cash flow statement

	Three months ended 30 June 2004 (unaudited) £m	Three months ended 30 June 2003 (unaudited and restated*) £m	Six months ended 30 June 2004 (unaudited) £m	Six months ended 30 June 2003 (unaudited and restated*) £m	Year ended 31 Dec 2003 (audited) £m

Net cash (outflow)/inflow from operating activities	(13.0)	39.6	(7.5)	74.5	119.1

Returns on investments and servicing of finance
Interest received	1.2	0.5	1.9	0.7	2.0
Interest paid	—	—	—	—	(0.1)
Interest element of finance lease payments	(0.2)	(0.3)	(0.2)	(0.5)	(0.8)

Net cash inflow from returns on investments and servicing of finance	1.0	0.2	1.7	0.2	1.1

Taxation	(1.1)	(1.9)	(1.1)	(4.2)	(5.8)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(0.5)	(2.2)	(1.3)	(3.4)	(6.0)
Sale of trade investment	0.7	—	0.7	—	—

Net cash inflow/(outflow) from capital expenditure and financial investment	0.2	(2.2)	(0.6)	(3.4)	(6.0)

Acquisitions and disposals
Purchase of Berna Products Corporation (net of cash acquired)	—	—	—	—	(3.9)

Net cash outflow from acquistions and disposals	—	—	—	—	(3.9)

Net cash (outflow)/inflow before management of liquid resources and financing	(12.9)	35.7	(7.5)	67.1	104.5

Management of liquid resources	(0.2)	0.1	(13.9)	—	(61.9)

Financing
Net proceeds from issue of new shares
– Baxter subscription	—	—	—	7.0	7.0
– Other	0.3	0.9	0.6	0.9	1.9
Capital element of finance lease repaid	(0.8)	—	(0.8)	—	—

Net cash (outflow)/inflow from financing	(0.5)	0.9	(0.2)	7.9	8.9

(Decrease)/increase in cash for the period	(13.6)	36.7	(21.6)	75.0	51.5

* See note 2

Analysis of net funds/(debt)

	1 January 2004 £m	Cash flow £m	Non-cash movement (note 9) £m	Exchange movement £m	30 June 2004 £m

Cash	63.2	(21.6)	—	(0.4)	41.2
Liquid resources	62.0	13.9	—	—	75.9

		(7.7)
Overdraft facility	(3.9)	—	—	0.1	(3.8)
Finance lease	(12.6)	1.0	(0.2)	0.2	(11.6)

Net funds/(debt)	108.7	(6.7)	(0.2)	(0.1)	101.7

Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	Three months ended 30 June 2004 (unaudited) £m	Three months ended 30 June 2003 (unaudited and restated*) £m	Six months ended 30 June 2004 (unaudited) £m	Six months ended 30 June 2003 (unaudited and restated*) £m	Year ended 31 Dec 2003 (audited and restated*) £m

Group operating profit	27.3	10.8	24.6	20.4	37.6
Depreciation and amortisation	3.4	1.0	4.7	1.8	4.4
Decrease in stock	0.6	5.2	6.2	3.9	28.3
(Increase)/decrease in debtors	(11.0)	24.5	(10.1)	46.0	47.9
(Decrease)/increase in creditors	(34.0)	(1.2)	(33.5)	2.8	(0.2)
Exchange differences on inter-company balances	0.5	1.1	0.1	(0.1)	(0.3)
Other	0.2	(1.8)	0.5	(0.3)	1.4

Net cash (outflow)/inflow from operating activities	(13.0)	39.6	(7.5)	74.5	119.1

* See note 2

Notes

1.	Basis of preparation

The financial information for the three and six months ended 30 June 2004 is unaudited, and, with the exception of the adoption of UITF 38 (see note 2), has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2003. The financial information for the three and six months ended 30 June 2003 is also unaudited. The financial information relating to the year ended 31 December 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2003 on 26 March 2004. The statutory accounts for the year ended 31 December 2003 along with the Notice of Annual General Meeting was sent to shareholders on 7 April 2004. The 2004 Annual General Meeting at which the statutory accounts for the year ended 31 December 2003 were laid was held on 12 May 2004.

2.	Restatement of prior year numbers

The Group has adopted UITF 38 "Accounting for ESOP Trusts" in the period by means of a prior year adjustment. As a result of the change in accounting policy, the cost of own shares is presented as a deduction from the profit and loss reserve, included in shareholders' funds. Previously own shares held were included within investments and were stated at the lower of cost and realisable value. The effect for the Group is a decrease to shareholders' funds and investments at 31 December 2003 of £0.4m, and a decrease at 30 June 2004 of £0.2m. The consequent change in the basis of calculation of the share option compensation charge has resulted in a charge for the three and six months ended 30 June 2004 of £0.1m and £0.2m respectively (2003 – credit of £0.1m in Q2 and H1, 2003 full year – credit of £0.2m).

3.	Exceptional other operating income: Settlement of Canton agreement

In May 2004, the Group reached a $19m agreement with Baxter Healthcare Corporation to terminate the Canton manufacturing agreement. The first $9m was received in Q2 with two additional payments of $5m each being due in January 2005 and January 2006. As a result, in Q2 2004, the Group recorded exceptional other operating income of £10.2m (2003 - £nil). A further £0.3m will be recorded within interest receivable and similar income in 2004 and 2005 reflecting the staged payment nature of the agreement.

4.	Exceptional administrative item: Canton plant impairment

As a result of the settlement of the Canton manufacturing agreement (see note 3), the Group has recognised that certain assets will now be disposed of. In Q2, a non-cash impairment charge of £1.9m (2003 -£nil) was recorded which relates to certain of the fixed assets in the facility for which, as a result of our agreement with Baxter Healthcare Corporation, the Group no longer has a use. This amount is shown as an exceptional administrative item.

5.	Exceptional administrative item: Restructuring costs

In January 2004, the Group decided to consolidate its research activities to its facility in Cambridge, Massachusetts, US, which resulted in the closure of its research facility in Cambridge, UK. Costs associated with this restructuring charged in the six months ended 30 June 2004 were £0.7m (2003 - £nil) and are shown as an exceptional administrative item.

6.	Earnings per ordinary share (basic)

The basic earnings per ordinary share for the three and six months ended 30 June 2004 are based on a Group profit of £19.1m and £17.8m (2003 - £9.9m and £18.6m (restated, see note 2); year ended 31 December 2003 - £35.7m (restated, see note 2)). This has been calculated on the weighted average number of ordinary shares in issue and ranking for dividend during the period of 105,556,249 and 105,399,139 respectively for the three and six months ended 30 June 2004 (2003 – 104,324,067 and 101,808,239; year ended 31 December 2003 – 102,823,221).

7.	Earnings per ADR (basic)

Each American Depository Receipt ("ADR") represents two ordinary shares. The basic earnings per ADR is calculated by multiplying the earnings per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.8137, 1.6502 and 1.7905 for 30 June 2004, 30 June 2003 and 31 December 2003 respectively.

8.	Earnings per ordinary share (diluted)

Diluted earnings per ordinary share for the three and six months ended 30 June 2004 are based on the weighted average number of ordinary shares outstanding of 106,949,693 and 106,792,582 respectively (2003 – 107,617,548 and 104,740,325; year ended 31 December 2003 – 104,393,147), after adjusting for the effect of all dilutive potential ordinary shares.

9.	Non-cash movement

In December 2001, the Group entered into a lease-financing arrangement with Baxter Healthcare Corporation in respect of the Group's manufacturing plant. During the six months ended 30 June 2004 interest payable on the finance lease was charged to the Group profit and loss account, but was not fully paid in the period. The unpaid element for the six months ended 30 June 2004 of £0.2m (2003 - £nil) is shown as a non-cash movement on the analysis of net funds/(debt).

Independent review report to Acambis plc

Introduction

We have been instructed by the company to review the financial information which comprises the Group profit and loss account, the Group statement of total recognised gains and losses, the Group balance sheet, the reconciliation of movements in Group shareholders’ funds, the Group cash flow statement, the analysis of net funds, the reconciliation of operating profit to net cash flow from operating activities and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
19 September 2004

Acambis concludes ACAM2000 smallpox vaccine Phase 3 trials and moves towards submission of BLA

Cambridge, UK and Cambridge, Massachusetts – 20 September 2004– Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces an update on its programme to develop a second-generation smallpox vaccine, ACAM2000.

In April 2004, Acambis announced that its two Phase 3 trials of its investigational second-generation smallpox vaccine, ACAM2000, had been placed on clinical hold by the US Food and Drug Administration (“FDA”) following the discovery of suspected cases of myocarditis in three subjects. Myocarditis is a condition involving inflammation of the heart muscle.

The two Phase 3 clinical trials were designed to compare the safety, tolerability and efficacy of ACAM2000 with Dryvax®, the currently licensed smallpox vaccine. The first Phase 3 trial involves subjects who have never received smallpox vaccine. The second Phase 3 trial involves subjects who have previously been vaccinated against smallpox. In each of these trials, the ratio of individuals receiving ACAM2000 or Dryvax® was 3:1.

Acambis carried out an extensive review of safety data from both trials. The detailed safety data were then reviewed by the Data Safety Monitoring Board (“DSMB”) that oversees Acambis’ smallpox vaccine trials and an independent expert Cardiology Advisory Panel (“CAP”). In total, eight cases of myocarditis were identified among the 1,162 subjects naïve to smallpox vaccination who had received either ACAM2000 or Dryvax®. All eight subjects have returned to their normal activity and will be followed for 12 months after vaccination. No myocarditis cases were identified in the Phase 3 trial involving 1,819 subjects who had previously received a smallpox vaccine.

In its response to the clinical hold, Acambis submitted the findings and recommendations from the DSMB and CAP safety reviews to the FDA, together with blinded efficacy data. Acambis’ response recommended that the trials be closed to further enrolment because the data collected so far should be sufficient to allow the assessment of the vaccine’s safety and immunogenicity (induction of an immune response likely to protect against smallpox) and because recruiting more subjects would be unlikely to reveal additional information of value to the further understanding of adverse events or immunogenicity.

The FDA recently notified Acambis that the clinical hold for these studies has been removed and that the FDA concurs with Acambis’ recommendation to close the trials and complete analysis of the ACAM2000 clinical trials at this point. Acambis now plans to proceed toward the compilation and submission of a Biologics License Application (“BLA”) for ACAM2000 based upon the data obtained in all ACAM2000 trials conducted to date, including clinical data from more than 2,900 subjects already vaccinated in the Phase 3 trials.

Acambis is working with Baxter Healthcare Corporation, part of Baxter International, Inc., to manufacture its investigational ACAM2000 for the US and other governments, under the FDA’s Investigational New Drug application for ACAM2000.

Gordon Cameron, Chief Executive Officer of Acambis, welcomed the clarity that the FDA’s decision had provided, and said:

“Acambis is pleased to be progressing on the path forward for our ACAM2000 smallpox vaccine programme. We are now assembling the data required for the BLA, and plan to submit the application in 2005.”

-ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
Today: +44 (0) 20 7831 3113
Thereafter: +1 (617) 761 4200

David Lawrence, Chief Financial Officer
Lyndsay Wright, Director of Communications
Today: +44 (0) 20 7831 3113
Thereafter: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Lucy Briggs
Tel +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational second-generation smallpox vaccine and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s 2003 Annual Report and 2003 Form 20-F, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Acambis to announce second quarter results on 21 September 2004

Cambridge, UK and Cambridge, Massachusetts – 10 September 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the second quarter ended 30 June 2004 on Tuesday, 21 September 2004.

The results announcement will be released at 7.00 am BST. A meeting and conference call for analysts will be held at 11.00 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 21 October 2004 on telephone number UK: +44 (0) 20 7365 8427 and US: + 1 617 801 6888. The pin code is 70777206.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until Wednesday, 21 September 2005.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan
Tel: +44 (0) 20 7269 7116

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases.  Acambis is developing an investigational second-generation smallpox vaccine and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

Acambis announces details of analyst meeting, conference call and webcast at 9.30 am today

Cambridge, UK and Cambridge, Massachusetts – 20 September 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) has announced its results for the second quarter and six months ended 30 June 2004 today (Monday, 20 September 2004).

A meeting and conference call for analysts will be held at 9.30 am BST at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 20 October 2004 on telephone number UK: +44 (0) 20 7365 8427 and US: + 1 617 801 6888. The pin code is 70777206.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until Tuesday, 20 September 2005.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300
Tel: +44 (0) 7771 848 231

Financial Dynamics
Mo Noonan
Tel: +44 (0) 20 7269 7116

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases.  Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine against the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 809,451 shares Chase GA Group Nominees Ltd 3,142,497 shares Chase Nominees Ltd 790,500 shares CUIM Nominees Ltd 1,139,197 shares RBSTB Nominees Ltd 475,000 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

75,000 shares

8. Percentage of issued class

0.07%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

10 August 2004

11. Date company informed

12 August 2004

12. Total holding following this notification

6,356,645 shares

13. Total percentage holding of issued class following this notification

5.98%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

12 August 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd – various accounts

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not disclosed

11. Date company informed

7 September 2004

12. Total holding following this notification

5,187,002 shares

13. Total percentage holding of issued class following this notification

4.87%

14. Any additional information

N/a

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

8 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 September 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications